Exhibit 12(b)

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)

	2001	2002	2003	2004	2005

Earnings, as defined:
Income before income taxes	$189,860	$10,525	$25,459	$48,213	$76,582
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069
Equity in loss of equity method
investments	296	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(612)	(211)	(435)	(48)	-
Fixed charges, as below	85,034	62,658	68,134	66,137	64,379
Total earnings, as defined	$272,958	$70,428	$72,622	$140,918	$145,030

Fixed charges, as defined:
Interest charges	$75,305	$60,031	$64,813	$61,269	$62,962
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,142	857	1,915	3,216	-
Rental interest factor	1,587	1,770	1,406	1,652	1,417
Total fixed charges	$85,034	$62,658	$68,134	$66,137	$64,379

Preferred dividends requirements	-	-	-	-

Total combined fixed charges	$85,034	$62,658	$68,134	$66,137	$64,379

Ratio of earnings to combined fixed
charges and preferred dividends	3.21x	1.12x	1.07x	2.13x	2.25x